Exhibit (a)(25)

News Release                         TRW Inc.                    [TRW Logo]
                                     1900 Richmond Road
                                     Cleveland, OH 44124


For Immediate Release                       Contact
                                            Judy Wilkinson or Barrett Godsey
                                            Joele Frank, Wilkinson Brimmer
                                            Katcher
                                            212-355-4449

                                            Jay McCaffrey, TRW Media
                                            216-291-7179

                                            Ron Vargo, TRW Investors
                                            216-291-7506


TRW DISMAYED BY NORTHROP'S CONTINUED MISSTATEMENTS

Willing To Discuss Length Of Standstill Provision But Must Protect TRW Shareholders' Interests

CLEVELAND, May 1, 2002 - TRW Inc. (NYSE: TRW) today issued the following statement in response to Northrop Grumman Corporation's (NYSE: NOC) misstatements regarding its negotiations with TRW referenced in Northrop's press release issued today.

         "TRW is increasingly dismayed that it is forced to correct Northrop's misstatements in the press. We believe Northrop's public statements released today were misleading and mischaracterize the dialogue between our two companies.

         As TRW has stated many times, it would like Northrop to participate in the Board's process, but at the same time, TRW must ensure that its confidential information is protected for the benefit of TRW shareholders. As Northrop is well aware, TRW and Northrop have been in almost daily communications both by phone and letter over the past week. In fact, at TRW's Annual Meeting on Wednesday, April 24, 2002, TRW invited Northrop to sit down and discuss the terms of a mutually agreeable confidentiality agreement, but Northrop and its representatives declined to do so.

         TRW's commitment continues to be to deliver full value to TRW shareholders. While TRW hopes to be able to work with Northrop, statements like those made today by Northrop continue to thwart the process."

TRW noted that a 1997 Confidentiality Agreement entered into between TRW and Northrop contained a two-year standstill provision at Northrop's insistence.

                                   [Page]

Just yesterday, William B. Lawrence, Executive Vice President, General Counsel and Secretary of TRW, sent the following letter to W. Burks Terry, Northrop's Corporate Vice President and General Counsel:

         April 30, 2002

         W. Burks Terry, Esq.
         Corporate Vice President and
           General Counsel
         Northrop Grumman Corporation
         1840 Century Park East
         Los Angeles, CA 80067-2199

         Dear Burks:

         Thank you for your letter of April 29th and the markup of the revised confidentiality agreement which we provided to you. As you correctly recognize, the key open issue is the length of the standstill period. You state in your letter as follows: "We are prepared to stand still for a period that reflects the length of time that our experience shows could allow us to complete due diligence and negotiate and sign a definitive agreement." You further state: "An unreasonable stand still period, given the current circumstances, is not in the best interests of anyone, particularly the TRW shareholders."

         The fact of the matter is that, given the current circumstances, the standard you propose for the standstill period simply doesn't work for the TRW shareholders. As you know full well, TRW's Board has made clear that we are embarked on a path to develop the best value we can for our shareholders. This path involves both pursuit of our announced Value Enhancement Plan and, concurrently, seeking a strategic alternative that could provide even greater value. The standstill provision in our confidentiality agreement - which has been executed by several interested parties - is directly tied to the creation of value from both of these alternatives. Simply put, we want parties who obtain confidential, business sensitive information from TRW to be committed to bidding for the company within the process we have established and at their highest and best price. We believe that this will maximize the sale value of the company. The standstill time frame you are suggesting would not serve that objective. Rather, it would permit each party to game the system, and disincentivize bidding. Moreover, if no satisfactory bid results, it is critical that the Value Enhancement Plan be given the opportunity to develop the value inherent in it, and not be short-circuited by a unilateral bid on a near term basis.

         Hopefully, this will give you a clear understanding of why we do not accept the approach you have proposed. Having said that, I believe that we can address the standstill period's length to some extent. We can also talk about the other matters raised in your markup. I would be pleased to discuss these matters with you.

         Sincerely,

         /s/ William B. Lawrence

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

                                   [Page]

This press release contains certain "forward-looking statements" that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and TRW is not aware of any judicial determination as to the applicability of such safe harbors to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that the preparation of any such forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company's control. Further, the Company's results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that an agreement relating to any investment in the Company, or relating to any sale or other distribution of all or a part of the Company's operating businesses will be reached, or that if an agreement is reached, that the transactions contemplated by such agreement will be consummated; (ii) that the Company will spin off the Automotive business or that such spin-off will be complete by the end of the fourth quarter 2002; (iii) that the Company will be successful in reducing the amount of its indebtedness, or that the methods described for debt reduction will be utilized; (iv) as to the amount by which debt will be reduced; (v) that the Company's strategy will deliver any particular level of value to TRW shareholders; (vi) that defense spending will rise and research, development, test and evaluation budgets will increase; (vii) that the commercial aerospace industry will stabilize; (viii) that North American 2002 light vehicle production will increase from 2001 levels; (ix) that 2002 earnings per share estimates will be met or exceeded; (x) with respect to the expected amounts of the Company's operating cash flows in 2002, that such amounts will be utilized to reduce the amount of the Company's indebtedness; (xi) with respect to the amounts that will be realized, if any, by the Company from divestitures; (xii) with respect to the amount of sales, earnings per share or cash flow that will be realized by the Company in 2002; and (xiii) that the Company's costs will decrease in 2002. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.

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